

June 16, 2008

By U.S. mail and facsimile to (972) 562-3644

Mr. Frank J. Bilban
Vice President – Finance, Chief Financial Officer, Treasurer and Secretary
Encore Wire Corporation
1329 Millwood Road
McKinney, TX 75069

> **RE:** **Encore Wire Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 7, 2008**
>
> **Form 10-Q for the quarter ended March 31, 2008**
> **File No. 0-20278**

Dear Mr. Bilban:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis, page 12

Results of Operations, page 13

1. In future filings, please expand/revise the discussion of your results of operations for each period presented to address the following items, at a minimum:

- Quantify the extent to which increases/decreases in volume and/or prices and the introduction of new products attributed to the increase or decrease in net sales. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact of other factors you identify that contributed to fluctuations in net sales and other line items, as appropriate. For example, you introduced armored cable in late 2006 without quantifying the impact the new product had on your net sales for fiscal year 2007 versus fiscal year 2006. Further, you state the percentage by which prices and volumes changed; however, you do not disclose the impact these changes in prices and volumes had on net sales.
- Provide more analysis of the factors that impact the areas comprising income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, cost of products sold as a percentage of net sales, selling, general and administrative expenses as a percentage of net sales, et cetera, including management's outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:
  - o In your press release for your fourth quarter results, you include an analysis of net sales by residential wire unit sales, commercial wire unit sales, and armored cable unit sales. Such disclosure would appear to be useful information to investors in understanding the trends impacting net sales. Further, you should also include an explanation of the changes in sales for each of these areas. For example, you should explain why residential wire unit sales were down 11.5% in fiscal year 2007 versus fiscal year 2006.
  - o Provide an explanation as to why there was a 6% decrease in the average selling prices during fiscal year 2007. In this regard, we note your discussion in your fourth quarter of fiscal year 2007 earnings press release in which you provide a brief summation of the pricing events that occurred throughout fiscal year 2007. However in comparison, there is limited discussion of the pricing issues you faced and the actions you attempted to take and ultimately took regarding pricing and the corresponding impact to your volumes sold, net sales and gross profit margin.
  - o Ensure your discussion of your acquisition of copper and the volatility of copper pricing provides investors with sufficient insight to the issues management faced during the year given the significance copper has on your operating results. In this regard, we note your discussion in the fourth quarter of fiscal year 2007 earnings press release that you acquired excess copper during October 2007 at higher price levels than you could have acquired in subsequent periods in fiscal year 2007 and the impact to your operating results.

> o As selling, general and administrative expenses increased in fiscal year 2007 while net sales decreased, please include an explanation for this trend.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved to aid investors in better understanding your operating results and expectations for the future. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003, for additional guidance.

12. Quarterly Financial Information (Unaudited), page 33

2. We note that you have recognized a net loss for your fourth quarter of fiscal year 2007. Since you recognized gross profit for this quarter, it does not appear as though this net loss is directly related to the decline in copper, as discussed in M&DA, but rather some other event, transaction, or adjustment recognized in the fourth quarter of fiscal year 2007. In future filings, please include disclosures here or in MD&A for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. Refer to Item 302(A)(3) of Regulation S-K for guidance.

3. We note that you have recognized lower net sales in your first and fourth quarters of fiscal years 2006 and 2007. As such, it would appear as though you are affected by seasonal trends. In future filings, please include a discussion of the seasonal / cyclical trends that impact your operations. Refer to Item 101(C)(1)(v) of Regulation S-K for guidance.

Item 9A. Controls and Procedures, page 34

4. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures "…are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or

persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise in future filings, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Form 10-Q for the quarter ended March 31, 2008

Management's Discussion and Analysis, page 9

Liquidity and Capital Resources, page 10

5. We note that accounts receivable is 42% and 44% of total assets as of December 31, 2007, and March 31, 2008, respectively. Further, accounts receivable increased as of December 31, 2007, as compared to December 31, 2006, even though net sales decreased by 5.2%. Finally, accounts receivable increased by 8.6% as of March 31, 2008, versus December 31, 2007, even though the March 31, 2008, quarterly net sales was slightly less than the December 31, 2007, quarterly net sales. As such, please include the days sales outstanding for each period presented and provide an analysis for any material variances in future filings. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

6. We note that your inventory balance has declined as of December 31, 2007, and March 31, 2008, which has materially impacted operating cash flows. In future filings, please explain why your inventory balances continue to decline.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief